Filed by Coca-Cola HBC AG

pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Coca-Cola Hellenic Bottling Company S.A.

Registration Statement File No. 333-184685

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the prospectus published on 7 March 2013, as amended and supplemented from time to time, in connection with the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities and public offering of its ordinary shares in the UK, Greece and Austria (as amended and supplemented as the case may be, the “Prospectus”). The Greek offer (as defined at the end of this document) submitted by Coca-Cola HBC AG for the acquisition of all shares of Coca-Cola Hellenic Bottling Company S.A. was made solely by the information memorandum published in connection therewith which contain the full terms and conditions of such offer (the “Information Memorandum”). A copy of the Prospectus is available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com. A Greek translation of the Prospectus is also available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com and the Athens Exchange’s website at http://www.ase.gr. A copy of the approved Information Memorandum in Greek is also available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com, the Athens Exchange’s website at http://www.ase.gr and the website of Coca-Cola HBC AG’s financial advisor at http://www.credit-suisse.com/prospectus/cch

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG

Announces Approval and Commencement of Statutory Buy-Out

Zug, Switzerland — 23 May 2013 — Coca-Cola HBC AG (“Coca-Cola HBC”) today announces that on 22 May 2013, the Hellenic Capital Market Commission (the “HCMC”) approved its application to initiate the buy-out process pursuant to Article 27 of Greek Law 3461/2006 and has resolved, in accordance with Decision 1/644/22.4.2013 (“Decision 1/644”), that the last trading day of the ordinary shares (“Coca-Cola Hellenic Shares”) of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) on the Athens Exchange (the “ATHEX”) will be 6 June 2013 (the “Last Trading Day”).

Upon completion of the buy-out, which is expected to occur on or around 18 June 2013, Coca-Cola HBC will compulsorily acquire the 11,544,493 Coca-Cola Hellenic Shares that it did not acquire in its voluntary tender offer for all Coca-Cola Hellenic Shares (the “Offer”) and Coca-Cola Hellenic will become a wholly owned subsidiary of Coca-Cola HBC.

The consideration payable for each Coca-Cola Hellenic Share subject to the buy-out will be, at the election of the remaining holders, either (a) one ordinary registered share of Coca-Cola HBC (“Coca-Cola HBC Share”) in one of the forms available to such holders in the Offer or (b) €13.58 in cash, reduced by the applicable Greek transfer tax. In either case, Coca-Cola HBC will assume the payment of clearing duties and the remaining holders will not have to pay brokerage commissions, although banks, brokers or other custodians through which Coca-Cola Hellenic Shares are held may impose charges for any services that they may provide to such holders in connection with the buy-out.

To make an election in the buy-out, holders should instruct the operator (usually a bank, broker or other custodian) (the “Operator’) of their securities account in the Greek dematerialized securities system (“DSS”) by 5 p.m., Athens time / 3 p.m., London time / 10 a.m., New York City Time, on the Last Trading Day, and authorize their Operator to proceed with all actions necessary to receive the form of consideration they have selected in the buy-out. Election forms are available upon request from the Operators for holders of Coca-Cola Hellenic Shares located in Greece and D.F. King & Co. (International: +44 207 920-9700; United States: +1 (212) 325-2000) for holders of Coca-Cola Hellenic Shares located outside of Greece.

Holders of Coca-Cola Hellenic Shares subject to the buy-out should note that (a) if they do not make an election in a timely manner or at all as described above, (b) if they elect to receive Coca-Cola HBC Shares in DSS but do not properly authorize their Operator to receive the selected consideration on their behalf or (c) if they elect to receive CREST depositary interests (“CDIs”) but fail to provide the required information and instructions or provide erroneous or incomplete information and instructions and have otherwise not authorized their Operator to receive Coca-Cola HBC Shares in DSS on their behalf, they will receive, for each Coca-Cola Hellenic Share compulsorily acquired in the buy-out, one Coca-Cola HBC Share as default consideration which will be delivered for their account to the special account that the Greek Loans and Consignments Fund (“LCF”) holds in DSS.

In addition, if holders electing to receive the cash consideration described above do not properly authorize their Operator to receive such consideration on their behalf, they will receive the cash consideration through the LCF as provided under Decision 1/644.

Holders whose share or cash consideration in the buy-out has been delivered to the LCF by Coca-Cola HBC in accordance with Decision 1/644 will need to apply to the LCF and submit all necessary documentation evidencing their entitlement to receive such consideration. For more information on the applicable procedure, the LCF should be contacted at 40 Akadimias Street, 10174 Athens, Greece; +30-213-211-6100.

Coca-Cola HBC expects that trading in the new Coca-Cola HBC Shares issued in the buy-out on the LSE and the ATHEX and trading in the new Coca-Cola HBC American depositary shares, each representing one Coca-Cola HBC share, issued in the buy-out on the New York Stock Exchange will commence as markets open on the trading day following the completion of the buy-out.

Enquiries

Coca-Cola HBC AG
Oya Gur	Tel: +30 210 618 3255
Investor Relations Director	email: oya.gur@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Manager	email: panagiotis.vergis@cchellenic.com

Eri Tziveli	Tel: +30 210 618 3133
Investor Relations Manager	email: eri.tziveli@cchellenic.com

Corporate brokers:

Credit Suisse	Tel: +44 20 7888 8888

George Maddison	email: george.maddison@credit-suisse.com
Tristan Lovegrove	email: tristan.lovegrove@credit-suisse.com

J.P. Morgan Cazenove	Tel: +44 20 7251 3801
Laurence Hollingworth	email: laurence.hollingworth@jpmorgancazenove.com
James Mitford	email: james.mitford@jpmorgancazenove.com

International media contact:

RLM Finsbury	Tel: +44 20 7251 3801
Guy Lamming	email: guy.lamming@rlmfinsbury.com
Charles Chichester	email: charles.chichester@rlmfinsbury.com

Greek media contact:

V+O Communications	Tel: +30 211 7501223
Mary Andreadi	email: ma@vando.gr

About Coca-Cola Hellenic Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahbcag.com/.

Important Notices

General

The offer described herein has been addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed. The Greek tender offer was made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria (the “Greek offer”). A separate U.S. exchange offer (the “U.S. offer”) has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”), wherever located, as set out below. Investors located in the United States who participated in the Greek offer or exercise their sell-out rights or make an election in the Greek statutory buy-out under Greek law will not be afforded the rights and protections that are provided under the U.S. federal securities laws as they relate to tender offers. The making of the exchange offer to or the exercise of any sell-out rights or the making of any election in the Greek statutory buy-out by persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or (as set out below) the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer has not been made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, any of the Information Memorandum, the Prospectus, a declaration of acceptance or any other document or material relevant thereto (each, a “Greek Offer Document” and together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of the Prospectus in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria or of any of the other Greek Offer Documents in any jurisdiction outside the Hellenic Republic (or any documents relating to the U.S. offer other than in the United States or to holders of Coca-Cola Hellenic ADSs) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. offer has been made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located.

Coca-Cola HBC AG (“Coca-Cola HBC”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), this document and any offer to the public of any ordinary shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than in the United Kingdom, Greece or Austria as contemplated in the Prospectus, except that an offer to the public in that Relevant Member State of the ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•                  to legal entities which are qualified investors as defined in the Prospectus Directive;

•                  to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•                  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ordinary shares shall result in a requirement for Coca Cola HBC AG to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the provisions above, the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to accept such offer, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding plans for Coca-Cola Hellenic and for Coca-Cola HBC following completion of the exchange offer; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.